         EX-99.B-77M

SUB-ITEM 77M:    Mergers

(a)     Waddell & Reed Advisors Fixed Income Funds, Inc.

(b)     At a joint Meeting of the Boards of Directors of Waddell & Reed Advisors Fixed Income Funds, Inc. and Waddell & Reed Advisors Funds, Inc. (Directors) held on February 28, 2007, the Directors determined the proposed Agreement and Plan of Reorganization and Termination (Agreement) between Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Limited-Term Bond Fund to be in the best interests of Waddell & Reed Advisors Fixed Income Funds, Inc. and Waddell & Reed Advisors Funds, Inc., as well as the shareholders of each of Waddell & Reed Advisors Bond Fund and Waddell & Reed Advisors Limited-Term Bond Fund.

The Directors established July 2, 2007 as the record date and approved submission of the proposed merger to Waddell & Reed Advisors Limited-Term Bond Fund shareholders to be voted on at a special meeting held on September 28, 2007. At that meeting, a majority of the outstanding shares of Waddell & Reed Advisors Limited-Term Bond Fund voted in favor of the Agreement, to become effective October 8, 2007.

The terms of the Agreement are such that Waddell & Reed Advisors Bond Fund acquired all of the assets of Waddell & Reed Advisors Limited-Term Bond Fund in exchange solely for shares of Waddell & Reed Advisors Bond Fund and the assumption by Waddell & Reed Advisors Bond Fund of all of the liabilities of Waddell & Reed Advisors Limited-Term Bond Fund, followed by the distribution of those shares to the shareholders of Waddell & Reed Advisors Limited-Term Bond Fund.